5950 La Place Court
Suite 160
Carlsbad, California  92008
O. 760.230.8986
F. 855.420.5854
M. 949.798.9986

Via Edgar Filing

August 15, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	VelaTel Global Communications, Inc.
Definitive Information Statement on Schedule 14C
Filed August 12, 2013 File No. 000-52095

Dear Mr. Spirgel:

This letter is in response to your letter to Kenneth L. Waggoner of VelaTel Global Communications, Inc. (“Company”) dated August 14, 2013 pertaining to the above referenced matter.  The Company’s responses are set forth below your comments in the order addressed in your letter.

Future Amendments of Articles by Board Resolution, page 6

1.    Please revise your disclosure discussing your plan to eliminate the need to file Information Statements in light of our comment process.  It appears you have eliminated this aspect of your planned future actions through amendment to your Articles of Incorporation.  Please remove accordingly.

The Company will eliminate the requested information in its Definitive Information Statement on Schedule 14C.

2.    Please revise your disclosure under your “Future Amendments of Articles by Board Resolution” to clearly state what matters will be approved by resolution of the Board without necessity of shareholder action.

Larry Spirgel
Assistant Director
August 15, 2013

       The Company will revise its disclosure under “Future Amendments of Articles by Board Resolution” as follows: Under our Amended and Restated Articles of Incorporation, the Board will have the authority granted under NRS 78.195 and 78.1955 to designate the voting powers, designations, preferences, limitations, restrictions, relative rights of any class or series of stock, dividends, premiums of redemption, conversion rights and other variations of the same applicable to any class or series of the Company’s capital stock, prior to the issuance of any shares of such class or series of stock, without prior shareholder approval; provided, however, if any such action would adversely alter or change any preference or relative or other right given to any class or series of outstanding shares, then, in accordance with NRS 78.2055(3), 78.207(3) and 78.390(2), such action shall be approved by the vote of the holders of shares representing a majority of the voting power of each class or series adversely affected by such action regardless of limitations or restrictions on the voting power thereof.

The Company’s Acknowledgement

The Company confirms the following:

(i)           The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings of the Company; and

(iii)           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VelaTel Global Communications, Inc.

By:	/s/ Kenneth L. Waggoner
By: Kenneth L. Waggoner
Executive Vice President Legal, General Counsel and Secretary

Cc. Mr. George Alvarez